Exhibit 99.1

Jiayuan Announces Second Quarter 2015 Financial Results

BEIJING, China, August 20, 2015— Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights1

•                      Net revenues for the second quarter 2015 were RMB180.0 million (US$29.0 million), a 23.9% increase from the corresponding period of 2014 and 6.3% sequentially.

•                      Operating income for the second quarter 2015 was RMB9.1 million (US$1.4 million), an increase of 12.0% compared with operating income of RMB8.1 million for the corresponding quarter of 2014. Non-GAAP2 operating income for the second quarter 2015 was RMB17.1 million (US$2.8 million), an increase of 78.2% compared with non-GAAP operating income of RMB9.6 million for the corresponding quarter of 2014.

•                      Net income for the second quarter 2015 was RMB11.5 million (US$1.9 million), compared with RMB11.9 million for the corresponding quarter of 2014, and a net loss of RMB10.2 million for the previous quarter. Non-GAAP net income for the second quarter of 2015 was RMB19.5 million (US$3.1 million), an increase of 46.1% from RMB13.4 million for the corresponding quarter of 2014, and compared with non-GAAP net loss of RMB7.1 million for the previous quarter.

“We had a very good quarter with net revenues increasing 23.9% year-over-year and non-GAAP net income soared to RMB19.5 million demonstrating the effectiveness of our strategy to improve profitability,” commented Mr. Linguang Wu, Chief Executive Officer of Jiayuan. “Qiuai.com continued to perform well with solid user and revenue growth in the quarter. As we further implement our segmentation strategy, we expect to see rapid growth from this product during the second half of 2015.”

“Our personalized matchmaking business had a phenomenal post-Chinese New Year performance with revenues increasing 93.1% year-over-year and same store sales increasing 68.7% as we shift its focus from opening new stores to increasing the amount of sales in each location. To support this initiative, we recently started testing crowdsourced matchmakers that integrate part-time matchmakers into our system. This will help us consolidate the huge and untapped market of traditional matchmaking currently done by relatives and neighbors in China. I am very excited about the future of our personalized matchmaking business and the new and innovative products we are launching to support its growth.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended June 30, 2015, were made at an exchange rate of RMB6.2000 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on June 30, 2015. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

2  Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures’’ and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations”.

Mr. Shang Koo, Chief Financial Officer of Jiayuan added, “With our focus squarely on profitability, we expect solid top line growth and extremely good bottom line profit to be the trend going forward. Total active users rebounded nicely to 5.5 million as did ARPU which increased to RMB24.1. Going forward, growth will continue to come from our personalized matchmaking business as we scale these newly launched initiatives and focus on same store sales growth.”

Second Quarter 2015 Operational Results

The number of average monthly active user accounts3 for the second quarter 2015 was 5,469,361, compared with 5,701,360 for the corresponding period of 2014, and a sequential increase of 6.1% from 5,155,338 for the previous quarter.

The number of average monthly paying user accounts4 for the second quarter 2015 was 1,487,681, compared with 1,542,062 for the corresponding period of 2014, and 1,497,987 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the second quarter 2015 was RMB24.1, an increase of 7.1% from RMB22.5 for the corresponding period in 2014 and a sequential increase of 14.8% from RMB21.0 for the previous quarter.

Second Quarter 2015 Financial Results

Jiayuan reported net revenues of RMB180.0 million (US$29.0 million) for the second quarter of 2015, representing a year-over-year increase of 23.9% from RMB145.2 million and an increase of 6.3% from RMB169.4 million in the previous quarter. The year-over-year increase was primarily due to strong growth in the personalized matchmaking business while the sequential increase was primarily due to growth in online services.

•                      Online services contributed RMB113.1 million (US$18.2 million), or 62.8% of net revenues for the second quarter of 2015, representing a year-over-year increase of 6.3% from RMB106.4 million and a sequential increase of 11.3% from RMB101.6 million for the previous quarter. Both the year-over-year and sequential increases were mainly attributable to the increases in ARPU as the company shifts its focus to profitability.

•                     Personalized matchmaking services, contributed RMB63.1 million (US$10.2 million), or 35.1% of net revenues during the second quarter of 2015, representing a year-over-year increase of 93.1% from RMB32.7 million, and a slight increase from RMB62.5 million for the previous quarter. The year-over-year increase was a result of the expanded number of service locations and cities in which the Company offers personalized matchmaking services, as well as sales growth of existing service locations.

3  Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platforms at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the second quarter of 2015, average monthly active user accounts include active user accounts with Jiayuan.com, izhenxin.com and qiuai.com.

4 In the second quarter of 2015, average monthly paying user accounts include paying user accounts with Jiayuan.com, izhenxin.com, and qiuai.com.

•                      Events and others contributed RMB3.8 million (US$599,000), or 2.1% of net revenues during the second quarter of 2015, representing a year-over-year decrease of 39.2% from RMB6.1 million, and a quarter-over-quarter decrease of 29.7% from RMB5.3 million. The year-over-year decrease was primarily a result of the decline in the number of events held while the sequential decrease was primarily due to decreased sponsorship of the Company’s events.

Cost of revenues for the second quarter of 2015 was RMB96.2 million (US$15.5 million), representing a year-over-year increase of 52.0% from RMB63.3 million and an increase of 9.4% from RMB88.0 million for the previous quarter. The year-over-year increase was primarily due to increased investment in personalized matchmaking services in line with the business segment’s revenue growth. The sequential increase was primarily due to the increase of commissions paid to the Company’s matchmakers and matchmaking partners.

Gross profit for the second quarter of 2015 was RMB83.8 million (US$13.5 million), representing a year-over-year increase of 2.2% from RMB81.9 million and an increase of 2.9% from RMB81.4 million for the previous quarter.

Selling and marketing expenses were RMB48.6 million (US$7.8 million) for the second quarter of 2015, representing a year-over-year decrease of 12.4% from RMB55.5 million and a decrease of 35.1% from RMB74.9 million for the previous quarter. The year-over-year decrease was primarily due to the large brand advertising campaign launched during the first half of 2014 and the Company’s focus on increasing profitability this quarter. The sequential decrease was primarily due to the launch of a TV brand advertising campaign during the February 2015 Chinese New Year holiday.

General and administrative expenses were RMB19.6 million (US$3.2 million) for the second quarter of 2015, representing a year-over-year increase of 46.2% from RMB13.4 million and a sequential increase of 27.9% from RMB15.3 million for the previous quarter. The year-over-year and sequential increases were mainly attributable to professional fees related to the review and evaluation by the special committee of the Company’s Board of Directors (the “Special Committee”) of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced and also an increase in employee stock option expenses.

Research and development expenses were RMB6.5 million (US$1.1 million) for the second quarter of 2015, representing a year-over-year increase of 31.4% from RMB5.0 million, and flat compared with RMB6.4 million for the previous quarter. The year-over-year increase was a result of growth in the number of research and development personnel in connection with Jiayuan’s focus on improving user experience and mobile expansion.

Operating income for the second quarter of 2015 was RMB9.1 million (US$1.4 million), representing a year-over-year increase of 12.0% from RMB8.1 million and compared with an operating loss of RMB15.2 million for the previous quarter. Excluding share-based compensation expenses and professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced, non-GAAP operating income for the second quarter of 2015 was RMB17.1 million (US$2.8 million), representing a year-over-year increase of 78.2% from RMB9.6 million and compared with non-GAAP operating loss of RMB12.1 million for the previous quarter. The year-over-year and sequential increases were mainly due to the decrease of selling and marketing expenses.

Foreign currency exchange net gain for the second quarter of 2015 was RMB33,000 (US$5,000), compared with a foreign currency exchange net loss of RMB156,000 for the corresponding quarter of 2014 and a foreign currency exchange net loss of RMB269,000 for the previous quarter. The foreign currency exchange net gain for the second quarter of 2015 was mainly attributable to the exchange gain from the conversion between U.S. dollar and Chinese Yuan during the period.

Net income for the second quarter of 2015 was RMB11.5 million (US$1.9 million), compared with net income of RMB11.9 million for the corresponding quarter of 2014 and net loss of RMB10.2 million for the previous quarter. Excluding share-based compensation expenses and professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced, non-GAAP net income for the second quarter of 2015 was RMB19.5 million (US3.1 million), representing an increase of 46.1% compared with non-GAAP net income of RMB13.4 million for the corresponding quarter of 2014 and compared with non-GAAP net loss of RMB7.1 million for the previous quarter.

Basic and diluted net income per ADS5 for the second quarter of 2015 were RMB0.39 (US$0.06) and RMB0.38 (US$0.06), respectively, compared with basic and diluted net income per ADS of RMB0.40 and RMB0.39 for the corresponding quarter of 2014 and basic and diluted net loss per ADS of RMB0.35 and RMB0.35, respectively, for the first quarter of 2015.

Excluding share-based compensation expenses and professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced, non-GAAP basic and diluted net income per ADS for the second quarter of 2015 were RMB0.66 (US$0.11) and RMB0.64 (US$0.10), respectively, compared with non-GAAP basic and diluted net income per ADS of RMB0.45 and RMB0.44 for the corresponding quarter of 2014 and non-GAAP basic and diluted net loss per ADS of RMB0.24 and RMB0.24, respectively, for the first quarter of 2015.

As of June 30, 2015, Jiayuan had cash and cash equivalents and short-term deposits of RMB471.7 million (US$76.1 million). Cash flows from operating activities for the second quarter of 2015 were RMB27.0 million (US$4.4 million).

5  Basic and diluted net income per ADS are calculated based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the second quarter of 2015 was 30.3 million. As of June 30, 2015, the Company had 33.9 million ADSs outstanding, including 0.7 million ADSs issued to the depository for future exercise of options.

Third Quarter 2015 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB181 million to RMB183 million for the third quarter of 2015. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management team will hold an earnings conference call on August 20, 2015 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0438
United States (Toll-free):	+1-855-500-8701
Hong Kong:	+852-3018-6776
Mainland China:	400-1200-654
International/All other regions:	+65-6713-5440
Passcode:	9782984

A replay of the conference call may be accessed by phone at the following number until August 27, 2015:

International:	+61-2-9003-4211
Passcode:	9782984

A live and archived webcast of the conference call will be available at http://ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2014, according to iResearch. Jiayuan recorded an average of 5.5 million monthly active user accounts in the second quarter of 2015. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income and net income per ADS, each of which is adjusted to exclude share-based compensation expense and professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business and fees related to privatization which are not relevant to our operational activities. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Operations” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

China

Sonora Ma

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Mr. Christian Arnell

Christensen Investor Relations Group

+86-10-5900-1548

carnell@christensenir.com

US

Ms. Linda Bergkamp

Christensen Investor Relations Group

+1-480-614-3004
Email: lbergkamp@ChristensenIR.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	June 30,	March31,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	373,131	250,722	311,725	50,278
Short-term deposits	168,000	189,505	160,000	25,806
Available-for-sale securities	15,355	15,896	16,082	2,594
Accounts receivable, net	35,340	38,774	37,708	6,082
Deferred tax assets	8,104	10,683	12,255	1,977
Prepaid expenses and other current assets	54,505	61,478	69,130	11,150
Total current assets	654,435	567,058	606,900	97,887
Non-current assets:
Property and equipment, net	94,919	89,704	88,797	14,322
Intangible assets, net	3,943	3,444	3,277	529
Goodwill	789	789	789	127
Long-term investment	—	11,048	11,048	1,782
Other non-current assets	762	1,243	1,439	232
Total assets	754,848	673,286	712,250	114,879

LIABILITIES
Current liabilities:
Deferred revenue, current portion	177,949	187,292	201,122	32,439
Accounts payable	18,308	21,362	21,587	3,482
Accrued expenses and other current liabilities	44,153	59,411	59,556	9,606
Income tax payable	17,365	15,403	16,805	2,710
Total current liabilities	257,775	283,468	299,070	48,237
Non-current liabilities:
Deferred revenue, non-current portion	5	5	4	1
Accrued expenses and other current liabilities, non-current portion	5,550	5,850	6,182	997
Deferred tax liabilities	4,716	6,082	7,294	1,176
Total liabilities	268,046	295,405	312,550	50,411

SHAREHOLDERS’ EQUITY
Ordinary shares	352	354	356	57
Additional paid-in capital	472,850	361,267	371,716	59,954
Less: Treasury shares	(110,018)	(119,183)	(119,183)	(19,223)
Statutory reserves	9,974	10,103	10,103	1,630
Retained earnings	124,342	136,191	147,719	23,826
Accumulated other comprehensive loss	(10,698)	(10,851)	(11,011)	(1,776)
Total shareholders’ equity	486,802	377,881	399,700	64,468

Total liabilities and shareholders’ equity	754,848	673,286	712,250	114,879

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	June 30, 2014	March 31, 2015	June30, 2015
	RMB	RMB	RMB	US$

Net revenues	145,246	169,352	179,953	29,024
Cost of revenues	(63,308)	(87,961)	(96,200)	(15,517)

Gross profit	81,938	81,391	83,753	13,507

Operating expenses:
Selling and marketing expenses	(55,491)	(74,874)	(48,599)	(7,839)
General and administrative expenses	(13,377)	(15,287)	(19,553)	(3,154)
Research and development expenses	(4,968)	(6,427)	(6,529)	(1,053)
Total operating expenses	(73,836)	(96,588)	(74,681)	(12,046)

Operating income/(loss)	8,102	(15,197)	9,072	1,461

Interest income, net	4,586	3,693	3,999	645
Foreign currency exchange gain/(loss), net	(156)	(269)	33	5
Other (expenses)/income, net	2,494	(93)	(531)	(86)
Income/(Loss) before income tax	15,026	(11,866)	12,573	2,025
Income tax (expenses)/ benefit	(3,134)	1,711	(1,045)	(169)

Net income/(loss)	11,892	(10,155)	11,528	1,856

Net income/(loss) per ADS — Basic	0.40	(0.35)	0.39	0.06
Net income/(loss) per ADS — Diluted	0.39	(0.35)	0.38	0.06

ADSs used in computing basic net income/(loss)per ADS	29,773,717	29,304,007	29,415,931	29,415,931
ADSs used in computing diluted net income/(loss) per ADS	30,193,159	29,304,007	30,344,189	30,344,189

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended June 30, 2014			Three Months Ended March 31, 2015			Three Months Ended June 30, 2015
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(b)	Non-GAAP	GAAP	Non-GAAP Adjustments(c)	Non-GAAP
Operating income/(loss)	8,102	1,475	9,577	(15,197)	3,051	(12,146)	9,072	7,996	17,068
Net income/(loss)	11,892	1,475	13,367	(10,155)	3,051	(7,104)	11,528	7,996	19,524
Basic net income/(loss) per ADS	0.40		0.45	(0.35)		(0.24)	0.39		0.66
Diluted net income/(loss) per ADS	0.39		0.44	(0.35)		(0.24)	0.38		0.64
ADSs used in computing basic net income/(loss) per ADS	29,773,717		29,773,717	29,304,007		29,304,007	29,415,931		29,415,931
ADSs used in computing diluted net income/(loss) per ADS	30,193,159		30,193,159	29,304,007		29,304,007	30,344,189		30,344,189

Note:

(a)         To adjust for share-based compensation expense.

(b)         To adjust for share-based compensation expense of RMB2.4 million and RMB0.7 million for professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced.

(c)          To adjust for share-based compensation expense of RMB4.1 million and RMB3.9 million for professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced.